Mail Stop 3561

October 13, 2009

Galina Birca
Chief Executive Officer
Ecochild Inc.
40 Warren Street, 3rd Floor
Charlestown, MA 02129

> **Re:** **Ecochild Inc.**
> **Registration Statement on Form S-1**
> **Filed September 16, 2009**
> **File No. 333-161941**

Dear Mr. Birca:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Facing Page

1. We note that you have not marked the box indicating that you are a smaller reporting company. Please revise your registration statement cover page or advise us why you believe that you are not a smaller reporting company.

2. In footnote 1 to your Calculation of Registration Fee, please revise the footnote to clearly indicate that the last sale price was not a public sale price.

Front Cover of Prospectus

3. We note your disclosure in the fifth paragraph relating to your share price and quotation on the OTC Bulletin Board. Please revise to indicate that such event is not assured.

4. Please note the date of the prospectus at the bottom of the cover page should be the approximate date of the effectiveness of the registration statement. See Rule 423 of Regulation C.

5. In the paragraph under the table of contents please delete the reference to an underwriter as there is no underwriter in connection with this offering.

Prospectus Summary, page 1

6. Prominently disclose on the first page that your auditors have raised substantial doubt as to your ability to continue as a going concern.   Also, disclose you are a development stage company, have no or limited active business operations, limited revenues, and no significant assets. Further, quantify the amount of funding you will need to rise over the next 12 months to continue in business.

7. Please delete the parenthetical phrases from the first paragraph. The meanings of the terms are clear from the context in which they are used. In addition, please revise your summary to include all material information and delete your reference to "highlights selected."

The Offering, page 1

8. In your discussion of how you determined the offering price, please revise here and elsewhere in your prospectus that the last sale price was in connection with a private placement.

Risk Factors, page 2

9. Please include a risk factor, if applicable, that describes the governmental regulations or restrictions that may affect your business.

10. Please include a risk factor, if applicable, that describes the impact of foreign currency exchange fluctuations on your business.

We depend heavily on key personnel and consultants, page 3

11. Identify the key personnel upon whom you depend. Also expand to make this
risk more specific to your company and explain why you face this risk. For
example are any key personnel nearing retirement? As drafted this risk factor is
generic.

There Is No Public…, page 6

12. Revise the second bold face paragraph on page 6 to qualify your reference to
"Once publicly trading…."

Selling Security Holders, page 10

13. Please provide a fuller description of the transaction in which the selling
stockholders acquired their shares. Please also file the purchase agreement or
subscription agreement as an exhibit in your next amendment.

14. Please identify all selling shareholders who are registered broker-dealers or
affiliates of broker dealers. Please note that a registration statement registering
the resale of shares being offered by a broker-dealer must identify the broker-
dealer as an underwriter if the shares were not issued as underwriting
compensation. For a selling shareholder that is an affiliate of a broker-dealer, the
prospectus must state that: (1) the seller purchased in the ordinary course of
business; and (2) at the time of purchase of the securities you are registering for
resale, the seller had no agreements or understandings, directly or indirectly, with
any person, to distribute the securities. If you are unable to make these statements
in the prospectus, please disclose that the seller is an underwriter. We may have
additional comments upon review of your response.

Plan of Distribution, page 11

15. We note your disclosure that there is no assurance that your stock will be quoted
on the OTC Bulletin Board. In addition, please alert investors at the beginning of
this section that there is currently no market for any of your shares, and that you
cannot give any assurance that the shares offered will have a market value, or that
they can be resold at the offered price if and when an active secondary market
might develop, or that a public market for your securities may not be sustained
even if developed.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

16. We note your reference to Section 21E of the Securities Exchange Act of 1934. As this is an offering under the Securities Act of 1933 such a reference is not applicable and should be deleted. If you intended to take advantage of the similar safe harbor under the Securities Act of 1933, Section 27A(b)(2)(D) of the Securities Act of 1933 expressly states that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the offering is the issuer's initial public offering.

Plan of Operations, page 13

17. Please expand your discussion to provide additional detail concerning your plan of operations for the next twelve months. However, it should not merely repeat the information presented later in your prospectus and it should also contain a discussion of the principal challenges or risks facing the company. In this regard, please discuss the governmental regulations or restrictions that may impact your business.

Results of Operations, page 13

18. Please include a discussion of the sources of gross revenue for the nine months ended July 31, 2009. For example, disclose whether gross revenue was attributable to shipments to customers acquired via the brokerage agreement with Segomo Limited, shipments to Segomo Limited for resale or from other sources. In addition, please disclose the nature of the food products or services sold during the period.

Description of our Business and Properties, page 15

19. In the last paragraph on page 15, second to last sentence of the paragraph, you state that you "have not independently verified such data." Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise. Please delete this statement.

20. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

- "The European market for organic and natural food & drink is one of the largest and most sophisticated in the world." Page 16;
- "There are up to 10,000 specialty retailers in Europe according to various sources." Page 20; and,

- "Mainstream retailers are responsible for the majority of organic food sales in Europe, ..." page 21.

These are only examples. Please tell us if the statement represents management's belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Background, page 16

21. Please indicate the reason and manner in which you selected Segomo Limited as a food broker.

Term, page 16

22. Please clarify the termination arrangements regarding the 60 days of payment and forward planning references.

Industry Overview, page 16

23. Please revise this entire section to only provide information relevant to the products and the market in which you have plans to operate. Currently, you provide significant information regarding brands that do not relate to you such as Walkers Baked, products such as yoghurts that you do not expect to offer in the next 12 months as well as detailed information regarding specialty retailers in Europe with which you do not have any relationship.

Plan of Operation, page 22

24. Please expand this section to provide additional information regarding the manner in which you intend to identify the portfolio of products, the number of employees you currently employ stating the number of hours or the percentage of their time devoted to the affairs of the company and discuss your pricing parameters including shipping expenses. In addition, please discuss the reason(s) you believe certain of your products such as organic chocolates,   gluten free, wheat free and yeast free products and salt free or low sodium dietary products are not already sufficiently available in Europe.

Galina Birca – President, C.E.O., page 24

25. Please revise to describe the business experience of Galina Birca for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 24

26. You have indicated that certain disclosures in the registration statement, including director and executive information and stock ownership are of a date prior to the filing of the registration statement. Throughout the course of the review process, please continue to update this information to provide the most current information as of the most recent date practicable.

27. Please expand your footnote 1 to describe the types of management services provided and the terms of the unwritten compensation arrangement with your president.

Security Ownership of Certain Beneficial Owners and Management Transactions with Related Person, Promoters and Certain Control Persons, page 26

28. Presently the information presented is through July 31, 2009. Please update to the latest practicable date

Financial Statements
Report of Independent Registered Public Accountant, page F-2

29. Please revise to include the conformed signature of your independent registered public accountant. Similarly revise the consent filed as Exhibit 23.1.

Signatures, page II-4

30. Your registration statement on Form S-1 is not signed as provided in the Form. There should be two sets of signatures. The first set is executed on behalf of the registrant and is signed by an authorized officer or officers of the registrant. Currently all your signatures are under the caption that should apply to the officer(s) signing for the registrant. In this regard, the language preceding the signatures should be exactly as provided in the form. In the second set of signatures, the Form S-1 should be signed by your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. Please amend your Form S-1 to provide for signatures as provided in the form.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ta Tanisha Meadows, Accountant, at (202) 551-3322 or
William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions
regarding comments on the financial statements and related matters. Please contact Scott
Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other
questions.

Sincerely,

H. Christopher Owings
Assistant Director